UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 6

TO

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF

THE SECURITIES EXCHANGE ACT OF 1934

China Nepstar Chain Drugstore Ltd.

(Name of the Issuer)

China Nepstar Chain Drugstore Ltd.

Mr. Simin Zhang

China Neptunus Drugstore Holding Ltd.

Neptunus Global Limited

New Wave Developments Limited

(Names of Persons Filing Statement)

ordinary shares, par value $0.0001 per share

American Depositary Shares, evidenced by American Depositary Receipts, each of which represents two ordinary shares

(Title of Class of Securities)

16943C109 1

(CUSIP Number)

China Nepstar Chain Drugstore Ltd.

25F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

Tel: (86 755) 2641-4065

Mr. Simin Zhang

28F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

Tel: (86 755) 2641-4065

China Neptunus Drugstore Holding Ltd.

28F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

Tel: (86 755) 2665-0951

Neptunus Global Limited

28F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

Tel: (86 755) 2665-0951

New Wave Developments Limited

28F, Neptunus Yinhe Keji Building

No.1, Kejizhong 3rd Road

Nanshan District, Shenzhen

Guangdong Province 518057

People’s Republic of China

Tel: (86 755) 2665-0951

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Stephanie Tang, Esq. Shearman & Sterling 12/F, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Tel: (852) 2978 8028	Denise Shiu, Esq. Cleary Gottlieb Steen & Hamilton LLP 45th Floor, Fortune Financial Center 5 Dong San Huan Zhong Lu Chaoyang District, Beijing 100020 People’s Republic of China Tel: (86 10) 5920 1090

This statement is filed in connection with (check the appropriate box):

☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	The filing of a registration statement under the Securities Act of 1933.

☐	A tender offer

☒	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee
Transactional Valuation*	Amount of Filing Fee**
$52,985,491.40	$5,335.64

* Calculated solely for the purpose of determining the filing fee in accordance with Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended. The filing fee is calculated based on the sum of the aggregate cash payment of $1.31 per share for the 40,446,940 issued and outstanding ordinary shares of the issuer (including shares represented by American Depositary Shares) subject to the transaction (the “Transaction Valuation”).

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended, and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2016, issued on August 27, 2015, was calculated by multiplying the Transaction Valuation by 0.0001007.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Form or Registration No.:

Filing Party:	Date Filed:

 1 This CUSIP number applies to the Issuer’s American Depositary Shares, each of which represents two ordinary shares.

TABLE OF CONTENTS

		Page
Item 15	Additional Information	2
Item 16	Exhibits	4

INTRODUCTION

This Amendment No. 6 (this “Final Amendment”) to Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) China Nepstar Chain Drugstore Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), the issuer of the ordinary shares, par value $0.0001 per share (each a “Share,” or collectively, the “Shares”), including the Shares represented by the American depositary shares (each an “ADS,” or collectively, the “ADSs”), each of which represents two Shares, that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act; (b) China Neptunus Drugstore Holding Ltd., a company incorporated under the laws of the British Virgin Islands (“Parent”); (c) Neptunus Global Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands and a direct wholly owned subsidiary of Parent (“Merger Sub”); (d) Mr. Simin Zhang (“Mr. Zhang”), chairman of the board of directors of the Company (the “Board”); and (e) New Wave Developments Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of Parent (“New Wave”). Mr. Zhang, together with Parent, Merger Sub and New Wave, are collectively referred to in this Transaction Statement as the “Buyer Group”. This Final Amendment amends and restates in its entirety information set forth in the Transaction Statement.

This transaction statement relates to the agreement and plan of merger, dated as of March 16, 2016, among Parent, Merger Sub and the Company (the “merger agreement”) providing for the merger of Merger Sub with and into the Company (the “merger”) in accordance with the Companies Law (as amended) of the Cayman Islands (the “CICL”), with the Company continuing as the surviving company after the merger as a wholly owned subsidiary of Parent.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.

All information in this Final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person has produced any disclosure with respect to any other Filing Person.

Item 15 Additional Information

Item 15(c) is hereby amended and supplemented as follows:

On July 29, at 10:00 a.m. (Beijing time), an extraordinary general meeting of the shareholders of the Company was held at 25F, Neptunus Yinhe Keji Building No.1, Kejizhong 3rd Road Nanshan District, Shenzhen, Guangdong Province, 518057, People’s Republic of China. At the extraordinary general meeting, the shareholders of the Company voted in favor of, among others, the proposal to authorize and approve the merger agreement, the plan of merger substantially in the form attached as Appendix I to the merger agreement (the “plan of merger”) and any and all transactions contemplated by the merger agreement, including the merger.

On August 3, 2016, the Company and Merger Sub filed the plan of merger with the Cayman Islands Registrar of Companies, pursuant to which the merger became effective on August 3, 2016. As a result of the merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.

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At the effective time of the merger (the “Effective Time”), each Share (including Shares represented by ADSs) issued and outstanding immediately prior to the Effective Time, other than (a) Shares (including Shares represented by ADSs) beneficially owned by Parent, Merger Sub or their affiliates, or held by any direct or indirect wholly owned subsidiary of the Company, and (b) Shares owned by shareholders who have validly exercised and have not effectively withdrawn or lost their dissenter rights under Section 238 of the CICL (Shares described under (a) and (b) above are collectively referred to herein as the “Excluded Shares”) has been cancelled in exchange for the right to receive $1.31 in cash per Share without interest and net of any applicable withholding taxes, and for the avoidance of doubt, because each ADS represents two ordinary shares, each ADS issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares) has been cancelled in exchange for the right to receive $2.62 in cash per ADS without interest and net of any applicable withholding taxes (less up to $0.05 per ADS cancellation fees pursuant to the terms and conditions of the deposit agreement, dated November 15, 2007 between the Company and JPMorgan Chase Bank, N.A. and the holders and beneficial owners from time to time of ADSs issued thereunder, as may be amended from time to time). Each of the Excluded Shares has been cancelled and ceases to exist at the Effective Time, and no consideration or distribution has been delivered with respect thereto.

As a result of the merger, the ADSs will no longer be listed on any securities exchange or quotation system, including The New York Stock Exchange (“NYSE”) and the ADS program for the Shares will terminate. NYSE has filed an application on Form 25 with the SEC to notify the SEC the delisting of the Company’s ADSs on NYSE and deregistration of the Company’s registered securities under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.

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Item 16 Exhibits

(a)-(1)*	Preliminary Proxy Statement of the Company dated June 22, 2016 (the “proxy statement”).
(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)*	Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.
(a)-(4)*	Form of ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated March 16, 2016 incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 16, 2016.
(b)-(1)*	Debt Commitment Letter, dated March 16, 2016, issued by Ping An Bank Co., Ltd. in favor of Parent.
(c)-(1)*	Opinion of Houlihan Lokey (China) Limited, dated March 16, 2016, incorporated herein by reference to Annex B to the proxy statement.
(c)-(2)*	Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated September 7, 2015.
(c)-(3)*	Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated March 16, 2016.
(d)-(1)*	Agreement and Plan of Merger, dated as of March 16, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.
(f)-(1)*	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.
(f)-(2)*	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*Previously filed

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SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2016

China Nepstar Chain Drugstore Ltd.

By:	/s/ Barry J. Buttifant
Name: Barry J. Buttifant
Title: Chairman of the Special Committee

Simin Zhang

By:	/s/ Simin Zhang

China Neptunus Drugstore Holding Ltd.

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

Neptunus Global Limited

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

New Wave Developments Limited

By:	/s/ Simin Zhang
Name: Simin Zhang
Title: Director

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Exhibit Index

(a)-(1)*	Preliminary Proxy Statement of the Company dated June 22, 2016 (the “proxy statement”).
(a)-(2)*	Notice of Extraordinary General Meeting of Shareholders of the Company, incorporated herein by reference to the proxy statement.
(a)-(3)*	Form of Proxy Card, incorporated herein by reference to Annex E to the proxy statement.
(a)-(4)*	Form of ADS Voting Instructions Card, incorporated herein by reference to Annex F to the proxy statement.
(a)-(5)	Press Release issued by the Company, dated March 16, 2016 incorporated herein by reference to Exhibit 99.1 to the Report on Form 6-K furnished by the Company to the SEC on March 16, 2016.
(b)-(1)*	Debt Commitment Letter, dated March 16, 2016, issued by Ping An Bank Co., Ltd. in favor of Parent.
(c)-(1)*	Opinion of Houlihan Lokey (China) Limited, dated March 16, 2016, incorporated herein by reference to Annex B to the proxy statement.
(c)-(2)*	Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated September 7, 2015.
(c)-(3)*	Discussion materials prepared by Houlihan Lokey (China) Limited for discussion with the Special Committee, dated March 16, 2016.
(d)-(1)*	Agreement and Plan of Merger, dated as of March 16, 2016, by and among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the proxy statement.
(f)-(1)*	Dissenter Rights, incorporated herein by reference to the section entitled “Dissenter Rights” in the proxy statement.
(f)-(2)*	Section 238 of the Cayman Islands Companies Law Cap. 22 (Law 3 of 1961, as consolidated and revised), incorporated herein by reference to Annex C to the proxy statement.
(g)	Not applicable.

*Previously filed

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